Exhibit 99.5

STOCK TRADING PLAN

This Stock Trading Plan (the “Plan” ) is being adopted as of the date below, by Skillgreat Limited, (the “ Client” ), to facilitate the Sale of the American Depositary Receipts (ADRs) (the “Shares”) of Bona Film Group Limited, (the “Issuer”), whereby the Client is the Chief Executive Officer of the Issuer as of the date of this Plan, pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

To dispel any inference that the Client is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence the Client’s knowledge of material nonpublic information, or information at variance with the Issuer’s statements to investors; the Client has determined to instruct Credit Suisse Securities (USA) LLC (“CSSU”) to trade a pre-determined amount of Shares pursuant to the formula described in Exhibit A.

Representations, Warranties and Covenants Regarding Compliance with Rule 10b5-1;

1                                        As of the date of this Plan, the Client is not aware of any material nonpublic information regarding the Issuer and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent CSSU from acting upon the instructions set forth in this Plan;

2.                                    The Client is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of Rule 10b5-1 adopted under the Securities Exchange Act of 1934, as amended;

3.                                    The Client has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

4.                                    The Client acknowledges that CSSU may make a market in the Shares and will continue to engage in market-making activities while executing transactions on behalf of the Client pursuant to the Plan; and

5.                                    The Client may not discuss with CSSU the timing of the trading in the Shares on their behalf (other than to confirm these instructions and describe them if necessary).

6.                                    The Client agrees to inform CSSU as soon as possible of any of the following:

i)                                   any subsequent restrictions imposed on the Client due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent CSSU or the Client from complying with the Plan, and

ii)                               the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 10 or Section 15 of the Plan, respectively.

7.                                    The Client agrees not to sell any shares at another Broker Dealer outside of CSSU during the duration of the Plan.

Representations, Warranties and Covenants Regarding Compliance with Rule 144 and Rule 145

8.                                    Client understands and agrees that if he/she is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“ Securities Act” ), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

i)                                       Client requests and authorizes CSSU to complete and file on their behalf any Forms 144 (pre-signed by them) necessary to effect sales under the Plan.

ii)                               If appropriate, Client understands and agrees that, upon their prompt execution and delivery to CSSU of Form 144, CSSU will either: (a) make one Form 144 filing at the beginning of each three-month period commencing with the date of the first sale made in connection with the Plan, (b) file a Form 144 for each sale made in connection with the Plan, or (c) file at its discretion in compliance with the rules of the Securities Act.

iii)                           Each Form 144 shall state the following: “ This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1 (c), previously entered into on June 10, 2014, at which time Dong Yu was not aware of material non public information.”

iv)                           CSSU will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations.

v)                               Client agrees not to take any action or to cause any other person or entity to take any action that would require him/her to aggregate sales of Shares subject to the Plan with any other sales of shares as may be required by Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

Stock Splits / Reincorporations/ Reorganizations

9.                                    In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be executed will be adjusted proportionately.

10.                            In the event of a reincorporation or other corporate reorganization resulting in an internal Issuer share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

Suspension

11.                           Trading pursuant to the Plan shall be suspended where:

i)                                   trading of the Shares on the principal exchange or market on which the Shares trade is suspended for any reason;

ii)                               CSSU, in its sole discretion, determine that there is a legal, regulatory or contractual reason why it cannot effect a trade; or

iii)                           CSSU is notified in writing by the Client or the Issuer that a trade should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Client (including without limitation, Regulation M).

12.                            CSSU will resume trades in accordance with the Plan as promptly as practicable after (a) CSSU receives notice in writing from the Client or the Issuer, as the case may be, that it may resume trades in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 11 (iii) or (b) CSSU determines, in its sole discretion, that it may resume trades in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 11 (i) or 11(ii).

13.                            Shares allocated under the Plan for trading during a period that has elapsed due to a suspension under Section 1 0 will be carried forward and executed with the next amount of shares in accordance with the formula described in Exhibit A.

14.                            In the event the formula described in Exhibit A provides for an amount of Shares to be executed during a given period pursuant to a limit order, Shares that would otherwise be permitted to be executed during that period but are not executed due to a suspension under Section 11, shall, upon lapse of the suspension, nonetheless be carried forward to be executed with the next amount of Shares to be executed in accordance with the formula described in Exhibit A.

15.                            CSSU is released from all liability in connection with any suspension of trades made in accordance with Section 11.

Termination

16.                            The Plan shall terminate on the earliest to occur of the following:

i)                                   the termination date specified in Exhibit A; or

ii)                               the completion of all trades in Exhibit A;

iii)                           CSSU’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) the Client has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Client has made misstatements in their representations or warranties in Sections 1-8 above that are false or materially inaccurate;

iv)                           receipt by CSSU of written notice from the Issuer or Client of: (a) the filing of a bankruptcy petition by the Issuer; (b) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

v)                               receipt by CSSU of written notice of the Client’s death in a form legally satisfactory; or

vi)                           receipt by CSSU of written notice of termination of the Plan from the Client.

Execution, Average Pricing and Pro Rata Allocation of Trades

17.                            The Client agrees and acknowledges that:

i)                                   If the Client’s order to execute the Shares pursuant to the Plan, whether market or limit, is handled by a CSSU trading desk, the Client’s order shall be handled as “ not held”. A “not held” or “working order” permits a CSSU trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

ii)                               CSSU may execute the Client’s order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) CSSU may aggregate the Client’s order with other orders of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 plan, execute them as block or in multiple smaller transactions, and allocate an average price to each client.

iii)                           Commissions charged by CSSU on trades pursuant to the Plan shall be $0.03 per share, with a $1 00 minimum fee per ticket.

Indemnification

18.                            The Client agrees to indemnify and hold harmless CSSU and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to CSSU’s actions taken in compliance with the Plan, because of any breach by the Client of the Plan, or any violation by the Client of applicable federal or state laws or regulations. This indemnification shall survive the termination of the Plan.

19.                            The Client has consulted with their own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon CSSU or any person affiliated with CSSU in connection with, the Client’s adoption and implementation of this Plan.

If the Client is subject to the reporting requirements of Section 16 of the Exchange Act of 1934, CSSU will provide information regarding open market transactions under the Plan to a designated third party in accordance with the instructions provided below.

20.                            The Client authorizes CSSU to transmit information via facsimile and/or email regarding open market transactions under the Plan to:

Name:                                                    Menglei Zou

Title:                                                             Secretary of the Board and Administration Director

Organization:         Bona Film Group Limited

Tel:                                                                     (86)1 38 01 32 9945

E-mail:                                                zoumenglei@bonafilm.cn

i)                                   The Client understands that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan by close of business on the day of the sale, but no later than the close of business on the first trading day following the sale.

ii)                               The Client acknowledges that CSSU (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

iii)                           If any of the above contact information changes, or the Client wishes to terminate this authorization, the Client will promptly notify CSSU in writing. The Client further authorizes CSSU to transmit transaction information to a third party service provider who will make the information available to their designated representative(s) listed above.

Governing Law

21.                            This Plan shall be governed by and construed in accordance with the laws of the State of New York.

The Client and the Issuer authorize and direct the Issuer’s insider trading personnel to take all necessary steps to effect the instructions described in this Plan.

Reviewed and authorized

By:	/s/ Amy Wu		/s/ Yu Dong
(Signature)			(Signature)

Skillgreat Limited

Name:	Amy Xu	Name:	YU Dong

Title:	CFO of Bona Film Group Limited	Title:	Director

Date:	June 10th 2014	Date:	June 10th 2014

Acknowledged and Agreed:

Credit Suisse Securities (USA) LLC

By:	/s/ Dave Falk
(Signature)

Name:	Dave Falk

Title:	Director

Date:	June 18th 2014